Exhibit 99.2

UCI Holdings Limited

UCI Holdings Limited Reports Results of Operations for

Third Quarter 2012

LAKE FOREST, IL November 12, 2012 – UCI Holdings Limited (“Holdings”), the parent company of UCI International, Inc. (“UCI International”), today announced results for the third quarter ended September 30, 2012. Net sales for Holdings of $249.8 million for the quarter were down $4.4 million, or 1.8%, compared to the quarter ended September 30, 2011. The company, a leading manufacturer of vehicle replacement parts, reported that net sales increased in the OES (new car dealer service) and OEM channels, with a decline in the retail and heavy duty channels, with the traditional channel flat.

Earnings before interest, taxes, depreciation and amortization, or EBITDA, as adjusted, was $40.8 million for the third quarter, compared with $42.3 million for the quarter ended September 30, 2011. The reconciliation of adjusted EBITDA to net income (loss) is set forth in Schedule A.

Net income for the quarter was $4.8 million, including $4.5 million, net of tax, in special charges, consisting of business optimization costs, costs related to implementation of cost sharing and manufacturing arrangements with FRAM Group, restructuring costs, class action litigation costs and costs of obtaining new business. Excluding these items, adjusted net income would have been $9.3 million for the quarter. Adjusted net income for the third quarter of 2011 was $3.7 million, excluding $1.7 million, net of tax, in special charges, consisting of costs related to implementation of cost sharing and manufacturing arrangements with FRAM Group, patent and class action litigation costs, a valuation allowance for non-trade receivables, costs related to the acquisition of UCI International, restructuring and severance costs, changes in the value of a swaption contract and costs of obtaining new business.

“While we continued to see some softness in the aftermarket in the third quarter, we’re pleased that overall our net sales held up well,” said Bruce Zorich, Chief Executive Officer of UCI International. “Adjusted EBITDA grew sequentially from this year’s second quarter, and was down by $1.5 million from the year-ago quarter. A decline in our gross margin was nearly offset by the overall improvement in our cost structure.”

As of September 30, 2012, the company’s cash on hand was $85.6 million, and total debt was $696.7 million.

Conference Call

Holdings will host a conference call to discuss its results and performance on Tuesday, November 13, 2012 at 11:00 a.m. Eastern Time (ET). Interested parties are invited to listen to the call by telephone. Domestic callers can dial (800) 637- 1381. International callers can dial (502) 498-8424.

A replay of the call will be available from November 14, 2012 for a 14 day period, at www.uciholdings.com. Click on the UCI 2012 3rd Quarter Results button.

About UCI Holdings Limited

UCI Holdings Limited, through its wholly-owned subsidiary, UCI International, Inc. is among North America’s largest and most diversified companies servicing the vehicle replacement parts market. We supply a broad range of products to the automotive, trucking, marine, mining, construction, agricultural and industrial vehicle markets. Our customer base includes leading aftermarket companies as well as a diverse group of original equipment manufacturers.

Forward Looking Statements

All statements, other than statements of historical facts, included in this press release and the attached report that address activities, events or developments that Holdings expects, believes or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements give Holdings’ current expectations and projections relating to the financial condition, results of operations, plans, objectives, future performance and business of Holdings and its subsidiaries. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They are subject to uncertainties and factors relating to Holdings’ operations and business environment, all of which are difficult to predict and many of which are beyond Holdings control. Holdings cautions investors that these uncertainties and factors could cause Holdings’ actual results to differ materially from those stated in the forward-looking statements.

Holdings cautions that investors should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, Holdings undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

For More Information, Contact:

George DiRado (812) 867-4726

UCI Holdings Limited

Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

(in thousands)

	Successor	Successor	Successor	Combined	Successor	Predecessor
	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2011	January 1, 2011 through January 25, 2011
Net sales	$249,776	$254,245	$746,008	$751,738	$672,896	$78,842
Cost of sales	190,847	191,044	567,006	586,772	526,476	60,296

Gross profit	58,929	63,201	179,002	164,966	146,420	18,546
Operating expenses
Selling and warehousing	(16,131)	(18,199)	(50,615)	(53,670)	(48,503)	(5,167)
General and administrative	(13,767)	(10,543)	(44,887)	(32,923)	(29,346)	(3,577)
Amortization of acquired intangible assets	(5,572)	(5,562)	(16,626)	(15,236)	(14,831)	(405)
Merger and acquisition costs	—	(234)	—	(16,435)	(11,265)	(5,170)
Restructuring costs, net	(697)	(233)	(4,464)	(1,019)	(1,019)	—
Stock-based compensation expense	—	—	—	(15,082)	—	(15,082)
Patent litigation costs	—	(229)	—	(865)	(365)	(500)
Antitrust litigation costs	(283)	(696)	(1,167)	(4,479)	(3,666)	(813)

Operating income (loss)	22,479	27,505	61,243	25,257	37,425	(12,168)
Other expense
Interest expense, net	(13,492)	(13,957)	(41,204)	(42,443)	(37,780)	(4,663)
Management fee expense	—	—	—	(139)	—	(139)
Loss on early extinguishment of debt	—	—	—	(24,153)	—	(24,153)
Debt commitment fees	—	—	—	(5,945)	(5,945)	—
Miscellaneous, net	(2,009)	(1,571)	(4,889)	(4,797)	(4,070)	(727)

Income (loss) before income taxes	6,978	11,977	15,150	(52,220)	(10,370)	(41,850)
Income tax (expense) benefit	(2,179)	(9,977)	(7,881)	12,033	(1,919)	13,952

Net income (loss)	4,799	2,000	7,269	(40,187)	(12,289)	(27,898)

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments, net of tax	1,728	(5,631)	1,492	(2,279)	(2,906)	627
Pension and OPEB liability, net of tax	(185)	—	15,404	116	—	116

Total other comprehensive income (loss)	1,543	(5,631)	16,896	(2,163)	(2,906)	743

Comprehensive income (loss)	$6,342	$(3,631)	$24,165	$(42,350)	$(15,195)	$(27,155)

The condensed consolidated financial statements as of September 30, 2012 and for the three and nine months ended September 30, 2012 and 2011 of UCI Holdings Limited represent those of the Successor company. Prior to acquiring UCI International, UCI Holdings generated no net sales, had no operations and only incurred merger and acquisition costs and debt issuance costs in anticipation of acquiring UCI International. As such, UCI Holdings Limited’s statement of comprehensive income (loss) only includes UCI International’s activity since the date of the acquisition.

The condensed consolidated financial statements of UCI International for the period January 1, 2011 through January 25, 2011 represent those of the Predecessor.

The column titled “Combined” in the tables represents the combination of Successor nine months ended September 30, 2011 and the Predecessor period January 1, 2011 through January 25, 2011 representing the combined nine months ended September 30, 2011. The “Combined” column does not purport to be on a pro forma basis and has been included for the purpose of additional information.

UCI Holdings Limited

Condensed Consolidated Balance Sheets

(in thousands)

	Successor
	September 30, 2012	December 31, 2011
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	$85,625	$67,697
Accounts receivable, net	210,240	256,679
Related party receivable	24,067	10,760
Inventories	156,463	152,818
Deferred tax assets	32,692	37,894
Other current assets	38,424	15,375

Total current assets	547,511	541,223
Property, plant and equipment, net	159,923	153,044
Goodwill	308,816	308,821
Other intangible assets, net	405,581	423,687
Deferred financing costs, net	18,171	20,176
Other long-term assets	3,826	1,822

Total assets	$1,443,828	$1,448,773

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$129,215	$117,687
Short-term borrowings	1,589	3,169
Current maturities of long-term debt	3,333	3,373
Related party payable	1,133	1,249
Accrued expenses and other current liabilities	115,305	130,980

Total current liabilities	250,575	256,458
Long-term debt, less current maturities	691,759	693,485
Pension and other post-retirement liabilities	78,122	118,040
Deferred tax liabilities	131,300	112,714
Other long-term liabilities	2,218	2,425

Total liabilities	1,153,974	1,183,122
Contingencies
Shareholder’s equity
Common stock	320,038	320,000
Retained deficit	(12,601)	(19,870)
Accumulated other comprehensive loss	(17,583)	(34,479)

Total shareholder’s equity	289,854	265,651

Total liabilities and shareholder’s equity	$1,443,828	$1,448,773

UCI Holdings Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(in thousands)

	Successor	Combined	Successor	Predecessor
	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2011	January 1, 2011 through January 25, 2011
Net cash provided by (used in) operating activities	$49,249	$12,083	$21,424	$(9,341)

Cash flows from investing activities:
Acquisition of UCI International, Inc., net of cash acquired	—	(185,270)	(185,270)	—
Capital expenditures	(29,867)	(13,662)	(12,091)	(1,571)
Proceeds from sale of property, plant and equipment	1,968	180	180	—
Decrease in restricted cash	—	16,290	16,290	—

Net cash used in investing activities	(27,899)	(182,462)	(180,891)	(1,571)

Cash flows from financing actvities:
Issuances of debt	500	1,563	1,563	—
Debt repayments	(4,115)	(5,777)	(3,144)	(2,633)
Payment of deferred financing costs	—	(21,114)	(20,194)	(920)
Payment of debt commitment fees	—	(5,945)	(5,945)	—
Proceeds from Senior Secured Credit Facilities (net of original issue discount of $1,500)	—	298,500	298,500	—
Issuance of Senior Notes	—	400,000	400,000	—
Repayment of 2010 Credit Facility	—	(423,938)	(423,938)	—
Redemption of Senior PIK Notes, including call premium and redemption period interest	—	(360,115)	(360,115)	—
Equity contribution	38	320,000	320,000	—
Proceeds from exercise of stock options	—	1,077	—	1,077
Excess tax benefits from share-based payments	—	2,661	—	2,661

Net cash provided by (used in) financing activities	(3,577)	206,912	206,727	185
Effect of exchange rate changes on cash	155	(76)	(203)	127

Net increase (decrease) in cash and cash equivalents	17,928	$36,457	47,057	(10,600)

Cash and cash equivalents at beginning of period	67,697		—	200,330

Cash and cash equivalents at end of period	$85,625		$47,057	$189,730

Reconciliation of EBITDA to Adjusted EBITDA

EBITDA, a measure used by our strategic owner to measure operating performance, is defined as net income (loss) for the period plus income tax expense (benefit), net interest expense, depreciation expense of property, plant and equipment and amortization expense of identifiable intangible assets. Adjusted EBITDA presented herein is also a financial measure used by our strategic owner to measure operating performance. Adjusted EBITDA is calculated as EBITDA adjusted to exclude items of a significant or unusual nature, such as restructuring and redundancy costs, business acquisition, integration and optimization costs and gains and losses in relation to the valuation of derivatives. EBITDA and Adjusted EBITDA are not presentations in accordance with generally accepted accounting principles, or measures of our financial condition, liquidity or profitability and should not be considered as a substitute for net income (loss), operating profit or any other performance measures derived in accordance with GAAP or as a substitute for cash flow from operating activities as a measure of our liquidity in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be a measure of free cash flow for management’s discretionary use, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. In addition, Adjusted EBITDA is used to determine our compliance with certain covenants, including the fixed charge coverage ratio used for purposes of debt incurrence under the indenture governing the Senior Notes and certain other agreements governing our indebtedness. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

The acquisition of UCI International occurred on January 26, 2011. As such, our results of operations for the nine months ended September 30, 2011 include the results of operations of UCI International only from the acquisition date. The Senior Secured Credit Facilities and the indenture governing the Senior Notes require us to calculate Adjusted EBITDA for the nine months ended September 30, 2011 as if the acquisition of UCI International had occurred on January 1, 2011. The column titled “Combined” on the following table represents the combination of Successor nine months ended September 30, 2011 and the Predecessor period January 1, 2011 through January 25, 2011 representing the combined nine months ended September 30, 2011. The combined Adjusted EBITDA of $119.3 million for the nine months ended September 30, 2011 represents our Adjusted EBITDA had the UCI acquisition occurred on January 1, 2011.

Schedule A

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

(dollars in millions)

	Successor	Successor
	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011
Net income	$4.8	$2.0
Income tax expense	2.2	10.0
Net interest expense	13.5	14.0
Depreciation and amortization expense	13.0	13.7

EBITDA	33.5	39.7

Business optimization costs	4.9	—
Restructuring costs, net	0.7	0.2
Cost related to implementation of cost sharing and manufacturing arrangements with FRAM Group	1.1	0.7
Cost of defending class action litigation	0.3	0.7
New business changeover and sales commitment costs	0.3	0.1
Valuation allowance for non-trade receivables	—	0.4
Merger and acquisition costs	—	0.2
Patent litigation costs	—	0.2
Swaption mark-to-market	—	0.1

Adjusted EBITDA	$40.8	$42.3

Net sales	$249.8	$254.2
Adjusted EBITDA margin	16.3%	16.6%

Schedule A (continued)

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

(dollars in millions)

	Successor	Combined	Successor	Predecessor
	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2011	January 1, 2011 through January 25, 2011
Net income (loss)	$7.3	$(40.2)	$(12.3)	$(27.9)
Income tax expense (benefit)	7.9	(12.0)	2.0	(14.0)
Net interest expense	41.2	42.4	37.7	4.7
Depreciation and amortization expense	38.8	38.5	35.6	2.9

EBITDA	95.2	28.7	63.0	(34.3)
Business optimization costs	11.4	—	—	—
Restructuring costs, net	4.5	1.0	1.0	—
Cost related to implementation of cost sharing and manufacturing arrangements with FRAM Group	6.6	3.9	3.9	—
Cost of defending class action litigation	1.2	4.5	3.7	0.8
New business changeover and sales commitment costs	0.5	0.6	0.6	—
Loss on early extinguishment of debt	—	24.2	—	24.2
Inventory step-up	—	16.4	16.4	—
Merger and acquisition costs	—	16.4	11.2	5.2
Non-cash stock-based compensation expense	—	15.1	—	15.1
Debt commitment fees	—	5.9	5.9	—
Swaption mark-to-market	—	1.0	0.8	0.2
Patent litigation costs	—	0.9	0.4	0.5
Valuation allowance for non-trade receivables	—	0.4	0.4	—
Resolution of pre-acquistion matter	—	0.2	0.2	—
Management fee	—	0.1	—	0.1

Adjusted EBITDA	$119.4	$119.3	$107.5	$11.8

Net sales	$746.0	$751.7	$672.9	$78.8
Adjusted EBITDA margin	16.0%	15.9%	16.0%	15.0%

Schedule A (continued)

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

Trailing Twelve Months Ended September 30, 2012
Net loss	$1.0
Income tax expense	5.0
Net interest expense	55.2
Depreciation and amortization expense	54.1

EBITDA	115.3

Business optimization costs	11.4
Cost related to implementation of cost sharing and manufacturing arrangements with FRAM Group	10.0
Cost of defending class action litigation	9.2
Restructuring costs, net	4.8
Trademark impairment loss	3.8
New business changeover and sales commitment costs	2.3
Environmental accrual adjustment	0.3
Merger and acquisition costs	0.1

Adjusted EBITDA	$157.2

Net sales	$983.3
Adjusted EBITDA margin	16.0%

Full period estimated effect of UCI International’s cost savings and synergies (a)	23.7

Covenant Adjusted EBITDA (b)	$180.9

Net sales	$983.3
Covenant Adjusted EBITDA margin	18.4%

(a)	Reflects the full period estimated effect of UCI International’s implemented but, as yet, unrealized cost savings initiatives and synergies, primarily associated with Rank’s acquisition of FRAM Group. As of September 30, 2012, UCI International had implemented $60.5 million of annualized cost savings and synergies, of which $36.8 million had been realized. For the three and nine months ended September 30, 2012, UCI International incurred $3.0 million and $9.3 million, respectively, in operating expenses and $2.5 million and $10.1 million, respectively, in capital expenditures associated with these cost savings and synergies.

(In $ millions)	Implemented Cost Savings	Cost Savings Achieved	Implemented Cost Savings to be Achieved
Corporate synergies (i)	$16.1	$8.7	$7.4
Procurement savings (ii)	20.9	13.6	7.3
In-sourcing (iii)	18.1	12.0	6.1
Other (iv)	5.4	2.5	2.9

	$60.5	$36.8	$23.7

i.	Represents our estimated cost savings from cost sharing arrangements with FRAM Group related to overhead reductions, cost savings from synergies and reduced information technology costs.
ii.	Represents our estimated reductions in procurement costs resulting from benchmarking procurement costs and benefits of scale with FRAM Group.

iii.	Represents our estimated cost savings from in-sourcing the manufacturing of high volume parts.
iv.	Represents estimated cost savings from expenditure controls.

UCI International expects to have implemented approximately $65 million of cost savings and synergies by year end. UCI International expects to incur an additional approximate $3.6 million in operating expenses and $5.0 million in capital expenditures associated with these cost savings and synergies in the last three months of 2012.

In addition, UCI International initiated a second phase of cost savings in the third quarter. The second phase of cost savings address an expansion of in-sourcing acceleration activities, joint sourcing across UCI International, FRAM Group and Rank, and manufacturing and distribution optimization. UCI International expects this second phase of cost savings initiatives to be significant, with implementation to begin in the fourth quarter of this year with a large part of the benefits to be achieved in 2013.

(b)	Reflects Adjusted EBITDA as defined in calculating covenant compliance and other ratios under UCI International’s Senior Secured Credit Facility and the Indenture governing UCI International’s 8.625% senior notes.